ANDREW I. TELSEY, P.C. Attorney at Law

_________________________________________________________

12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112

Telephone 303/768-9221 – Facsimile: 303/768-9224 – E-Mail: aitelsey@cs.com

July 26, 2007

VIA:	EDGAR

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Attn; Brigitte Lippmann, Esq.

RE:	Amiworld, Inc.;
Amendment No. 1 to Form SB-2;
SEC File No. 333-143566

Dear Ms. Lippmann:

Filed electronically on behalf of Amiworld, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form SB-2 (the “Amendment”) submitted in response to the Staff’s written comments of July 3, 2007. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made. Please note that the number of shares being registered has decreased by 100. This decrease is as a result of Mr. Saito’s wife owning 100 shares. She has been deleted as a selling stockholder, as it was not the intention of the Company to include these shares being registered.

General

Comment No. 1

The disclosure in the Prospectus has been revised to insure that the figures included therein are consistent with the figures in the Company’s financial statements.

Development Stage Enterprise

Comment No. 2

The financial statements included in the Amendment have been revised pursuant to the staff’s comment.

Securities and Exchange Commission

July 26, 2007

Prospectus Summary

Comment No. 3

The Amendment contains disclosure of the going concern opinion in both the risk factors and summary sections. See pages 3 and 7.

Comment No. 4

The Amendment contains expanded disclosure of the Company’s private offering. The Company hereby advises the staff that there were no agreements between the Company and any other party, nor did the Company utilize any promoters or private placement agents in its efforts to sell its Common Stock. The relevant Subscription Agreement has been added as an exhibit to the registration statement. This is the only document utilized by the Company to sell its securities.

Comment No. 5

The Amendment contains a diagram of the organizational structure of the Company, as well as the percentage of ownership held by the Company in each subsidiary, the identity of the other owners of these subsidiaries and the business of each subsidiary. See page 5.

Comment No. 6

The Prospectus Summary has been revised to briefly describe related party transactions and the relationship between the Company’s executives and affiliates. See page 4. In regard to the amount of time devoted to the Company’s business, Mr. Saito devotes approximately 70-80 hours per week to his business activities. Of this time, over 40 hours per week is devoted to the business of the Company. Therefore, it is submitted that Mr. Saito spends what would be considered time equal to a full time job in the US. See pages 4 and 47.

Summary Financial Data

(page 6)

Comment No. 7

The Summary Financial Data table has been expanded to include the statement of operations for the Company’s fiscal year ended December 31, 2005. In addition, the information in the column for the period from the Company’s inception through March 31, 2007 is now complete. See page 6.

Securities and Exchange Commission

July 26, 2007

Risk Factors

(page 7)

Comment No. 8

The risk factor describing the Company’s related party transactions and potential conflicts of interest has been added. See page 9-10. The Prospectus previously included a risk factor on the Company’s dependence on its affiliates at page 13.

Comment No. 9

The Amendment contains enhanced disclosure relating to the construction permits and licenses for the biodiesel plant, the current status of construction and when the Company estimates that the construction will be completed. Similar disclosure has also been added throughout the Prospectus regarding these issues. See pages 7, 24 and 34-35.

Comment No. 10

The Amendment contains disclosure relating to the amount of time management devotes to the Company’s business. See pages 13 and 47.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(page 19)

Comment No. 11

Disclosure relating to Company’s biodiesel plant, specifically the costs incurred to date, the anticipated completion date, the risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely is included in the Amendment. Additionally, disclosure relating to when the Company expected net cash inflows is also included. See page 24.

Comment No. 12

An explanation of how the Company intends to fund the cost of completing its biodiesel plant is included in the Amendment at page 24.

Securities and Exchange Commission

July 26, 2007

Liquidity and Capital Resources

(page 27)

Comment No. 13

As stated in the Amendment, the loans made to the Company to date from affiliates are unsecured and due on demand. Because of the nature of the relationship between the lenders and the Company, no formal promissory note has been executed regarding these obligations. As such, as of the date of this letter there are no conversion rights applicable to these loans and there are no exhibits to file. The Amendment identifies all of the lenders and their relationship to the Company. See pages 28 and 50.

Evaluation of Disclosure Controls and Procedures

(page 29)

Comment No. 14

The disclosure relating to the material weaknesses was included in the initial Registration Statement erroneously, as the same had been utilized by a different Registrant in its filing. The relevant paragraph has been deleted in the Amendment. The Company believes that its disclosure controls and procedures are adequate.

Business

(page 31)

Comment No. 15

The Amendment contains enhanced disclosure on the status of the construction of the biodiesel plant, the necessary permits and licenses, the status of production in Italy, the expected delivery to Columbia and the assembly and installation of the metallic structure of the plant in Columbia. See page 34-35.

Comment No. 16

The Company does not lease any property. Additional disclosure concerning the personal property owned by the Company and the cost of these items is included in the Amendment. See page 46.

Securities and Exchange Commission

July 26, 2007

Employees

(page 44)

Comment No. 17

The Amendment has been revised to reflect the time devoted to the Company by its employees. See page 44.

Executive Compensation

(page 49)

Comment No. 18

The Amendment contains disclosure on the Company’s current plans for executive compensation. In this regard the staff is advised that Mr. Saito does not plan on taking a salary for the foreseeable future. Mr. Saito is an individual of significant worth and does not rely upon a salary to live. See page 49.

Certain Relationships and Related Transactions

(page 49)

Comment No. 19.

As previously indicated above, the Company has never retained any promoters or paid any party. Therefore, no disclosure of the same is included in the Amendment.

Comment No. 20

The Amendment contains disclosure of the name and relationship of all affiliated entities who have engaged in related party transactions with the Company. See pages 49-50.

Comment No. 21

The Amendment includes disclosure on the names of management that own Odin Petroleum. See page 50.

Comment No. 22

No written agreements exist. Therefore, no exhibits have been included in the Amendment.

Securities and Exchange Commission

July 26, 2007

Selling Stockholders

(page 52)

Comment No. 23

The Amendment contains disclosure on all relationships between management of the Company and the Selling Stockholders. See page 52.

Comment No. 24

The Amendment contains disclosure on how each Selling Stockholder acquired their shares.

Consolidated Statement of Cash Flows

(Page F-4)

Comment No. 25

In the financial statements included in the Amendment, equipment deposits have been moved to investing activities and footnoting on operating activities has been corrected.

Comment No. 26

The Company has reclassified the equipment deposit by moving the item to investing activities, and has corrected the operating activity columnar footing error. Neither of these corrections resulted in a change to the overall increase or decrease in cash for the year. The Company notes that re-categorizations and footing errors occasionally occur during the review process, especially with EDGARization involved, has promptly changed the items prior to effectiveness, and therefore believes a restatement and corresponding disclosures would not seem merited under the circumstances.

(2) Significant Accounting Policies. Revenue Recognition

(page F-7)

Comment No. 27

In the Amendment, this section of the Company’s financial statements reflect a change in revenue policy to read “Revenue is recognized by the Company as earned under contract terms, in general upon shipment of ordered biodiesel products.”

Securities and Exchange Commission

July 26, 2007

Notes to the Consolidated Financial Statements. Subsequent Events

Comment No. 28

A subsequent event footnote has been added to the Company’s financial statements relating to the acquisition of Great Voyages. The acquisition of Great Voyages has been treated as an investment accounted for under the equity method in the financial statements.

Back Cover

Comment No. 29

We have reviewed the staff’s comment and do not believe that the referenced legend is applicable to the Prospectus, as it appears inapplicable. The Company is not selling any of its securities.

Part II. Item 26. Recent Sales of Unregistered Securities

Comment No. 30

This section of the Registration Statement contains all of the securities sold by the Company within the past 3 years, including the exemption from registration relied up by the Company and the facts applicable thereto.

Based on the foregoing responses to the staff’s letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. Additionally, we believe that, because of the completeness of the Amendment, an effective date of Friday, August 10, 2007, or as soon thereafter as practicable, is appropriate. We expect to deliver to the staff a formal request for acceleration of effectiveness at least 3 business days prior to the date requested.

Securities and Exchange Commission

July 26, 2007

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client

AIT